To Our Shareholders:

During the first quarter of calendar 1997, Consolidated
Nevada Goldfields Corporation (CNGC) continued its evolution into a new era of operations and opportunities.
As a result of the October 1996 acquisition of  the Grupo
Real del Monte, S.A. de C.V. subsidiaries (GRDM
Subsidiaries), we are pleased to report that CNGC has truly become a significant international precious metals and minerals mining firm. With six producing mines and over 1,300 employees in the United States and Mexico, the Company now has reserves comprising approximately 559,500 ounces of gold, 51 million ounces of silver, 38 million pounds of copper and 4 million tonnes of barite. Total gold-equivalent reserves and resources were 4.8 million ounces as of March 31, 1997.

Further, Management firmly believes that other steps which have recently been taken will enable the Company to more than double production at its two most important properties: Pachuca in the state of Hidalgo, Mexico, and Nixon Fork in Alaska.

Shortly after the acquisition of the GRDM Subsidiaries, the decision was made to change the Company's fiscal year to coincide with the calendar year. This report is for the first quarter of the new fiscal year, January 1 through March 31, 1997.

Results of Operations

During the quarter, our various operations produced
13,062 ounces of gold, 426,649 ounces of silver, 1.2 million pounds of copper and 9,444 tonnes of barite for a combined production of 21,710 gold equivalent ounces, based upon market prices on March 31, 1997.

The Company reports a net loss for the quarter of $4,238,000 on revenues of $7,032,000 compared to a net loss of $4,006,000 on revenues of $3,664,000 for the last calendar quarter of 1996. Included in the quarter's net loss are non-cash charges of $2,467,000 for depreciation, depletion and amortization.

We are extremely optimistic regarding future production for CNGC properties. As we ramp up production, particularly at Nixon Fork and Pachuca, we anticipate that operations will be on a solid, positive-cash-flow basis by the end of calendar 1997.

Following are updates on each of our significant producing properties.


Pachuca

In acquiring the Pachuca mine, located in the south-central part of the State of Hidalgo, Mexico, the Company inherits 465 years of mining history. CNGC now owns 100 percent of the Pachuca underground mine complex, processing plant, refinery, certain real estate holdings in the city of Pachuca, and mining concessions covering the entire Pachuca district - over 47,900 hectares of highly prospective ground. The potential for developing more orebodies and increasing production within this district is excellent.

During the quarter, Pachuca produced 415,423 ounces of silver and 1,527 ounces of gold. The Pachuca complex includes a flotation/cyanidation process plant which is rated at 2,400 tonnes per day. The facility also includes the only precious-metal refinery in Mexico producing 99.99% pure gold as well as Comex-registered silver. All silver and gold mined and processed at Pachuca is refined on site through this facility.

Production at Pachuca is steadily increasing as a result of the addition of more equipment and working places in the mine. At the end of calendar year 1996, the plant was processing approximately 850 tonnes of ore per day.
This has increased to approximately 1,200 tonnes per day at the end of March 1997. This increase in production is being accomplished concurrently with a reduction in the number of employees. The number of people employed at Pachuca has decreased from approximately 1,040 at the end of 1997 to approximately 870 on March 31, 1997.

The Company is currently accelerating its expansion plans for Pachuca with the goal of reaching full capacity of six million ounces of silver and 30,000 ounces of gold per year by mid-to-late 1998. Expansion plans in the mine include sinking of shafts and the development of new haulage entries and stopes. Equipment upgrades and replacements are also planned.

Exploration at Pachuca

Although Pachuca has operated almost continuously for more than 465 years, excellent potential exists for the discovery of extensions of ore on known veins. The El
Chico/Zumate area, north of the existing mine, is an outstanding exploration target with potential several times that of Pachuca's historic workings. More than 1,500 meters of underground exploration and approximately
200 diamond-drill holes in this area have just begun to define the extent of this potential. Drill-indicated and inferred resources of 3.3 million tonnes have been delineated at an average grade of 298.3 grams of silver and 2.4 grams of gold per tonne for a total additional resource of 31 million ounces of silver and 250,000 ounces of gold.


Magistral del Oro

At Magistral del Oro, a GRDM property located in the Mexican state of Durango, the Company has been reprocessing tailings from a mine which closed in 1962 and had produced approximately 700,000 ounces of gold during its life. These gold-bearing tailings have been agglomerated and stacked for heap leaching. Gold recovery has been achieved using conventional cyanide leaching followed by absorption/desorption and recovery in electrolytic cells. In late 1996, this operation was temporarily shut down due to metallurgical problems with the cyanidation. Extensive testing has been carried out in an attempt to identify the causes of the problems.
Recently, limited production at Magistral del Oro has been resumed.

Remaining reserves at the site are 1.67 million tonnes at a grade of 2.57 grams of gold per tonne (137,900 ounces of contained gold).

Exploration at Magistral del Oro

The Company controls most of the Magistral del Oro district and has identified a resource of 675,000 tonnes at a gold grade of 4.87 grams of gold per tonne (106,000 ounces of contained gold), primarily in quartz veins similar to that mined in the past.

In addition, exploration has identified surface gold mineralization. Samples averaging 2.06 grams of gold per tonne suggest an epithermal deposit with significant potential.


Barita de Sonora

Barita de Sonora is a GRDM mine located in the south-central part of the state of Sonora, Mexico. At the property, the Company mines high-grade barite ore using conventional open-pit mining methods. Processing consists of crushing the ore followed by gravity concentration to produce high-density granular barite for use in oil-well drilling additives as well as small lots of ground barite for various custom applications. Most of the production from Barita de Sonora is sold to Pemex, Mexico's national petroleum company.

Current reserves of 3.9 million tonnes are sufficient for a mine life in excess of 12 years at the current production rate. As mining moves farther from the plant, however, increased haulage costs will impact the profitability of the mine. The Company has, therefore, initiated an exploration drill program with the goal of developing more near-surface reserves. Initial results in this program have been positive.



El Baztan

At El Baztan, in the state of Michocan, Mexico, copper ore is mined at two underground sites. At the Vista
Hermosa mine, skarn ore is mined from an andecite host.
At the El Arroyo mine, ore is produced from vein deposits in andecite rocks. Ore from both deposits is processed by conventional flotation in a 450-tonne-per-day plant.
The operation produces copper concentrate with minor gold and silver credits.

Total proven and probable reserves at El Baztan are 890,500 tonnes averaging 1.87 percent copper (36.8 million contained pounds of copper). Of this total, 706,056 tonnes at 1.7 percent copper (26 million contained pounds of copper) are in the Vista Hermosa deposit, and 109,900 tonnes at 3.2 percent copper (7.8 million contained pounds of copper) are in the El Arroyo mine. During quarter, the El Baztan operations mined and processed 28,594 tonnes of ore from which 1.17 million pounds of copper and 1,024 ounces of gold were produced.

Production at El Baztan has been somewhat controlled by Mexican smelting capacity. As a result, a small stockpile of copper concentrate has accumulated at the property. The Company has identified a number of alternative smelters that have expressed an interest in processing this concentrate.

Exploration at El Baztan

Underground diamond drilling at the Vista Hermosa mine, has outlined an additional inferred resource of 453,000 tonnes at 1.5 percent copper. The Company believes there is a high probability that further drilling could nearly double the Vista Hermosa reserves.


Nixon Fork

The Nixon Fork mine, located near McGrath, Alaska, produced 6,916 ounces of gold during the quarter. A number of improvements have been made in the process plant. Among them were changes to the ball-mill operating procedure and the addition of a screen to the crushing circuit that limits the top-size of material going to the ball-mill. As a result of these improvements the plant has processed up to 150 tonnes of ore a day.

Supplying feed for the mill became a problem during the quarter. It became apparent that the poor condition and availability of used mobile mine equipment was hampering development and production rates. A decision was made to purchase two new loaders and two new trucks to augment the underground fleet and replace some of the older equipment. The new equipment had a nearly immediate effect and it is expected that operation will be at full design capacity in June 1997.

Exploration at Nixon Fork Mine

Underground exploration drilling at the Nixon Fork mine during the quarter involved the drilling of the M-1104 and M-1100 ore zones at the Mystery mine. Most of this drilling intercepted skarn mineralization. The holes drilled defined two en echelon steeply dipping zones of quartz veins and skarns containing locally abundant gold.
Intercepts ranged from 144.0 grams per tonne over 2.9 meters in hole number N96U109 to 15.1 grams per tonne over 1.5 meters in hole number N96U113. Orebody modeling and reserve calculation continue for this zone and are expected to be completed by June 1997.

Exploration in the Nixon Fork District

The Company is in negotiations with a foreign firm to do extensive exploration on several promising regional targets. An expenditure of $2 million dollars is envisioned for this project.


Aurora

Aurora, southwest of Hawthorne, Nevada, produced 3,163 ounces of gold during the quarter which was 12 percent over budget at a unit cost that was 8 percent below budget. Both the mine and mill ran well and there were no significant problems encountered.

A prefeasibility study to determine the economic viability of developing the Martinez deposit neared completion during the quarter. The Company announced a letter of intent to acquire the neighboring Humbolt West deposit subject to completion of due diligence. Upon the completion of the transaction, the Company believes the plant could be modified to increase throughput from 350 to 550 tonnes per day and the life of the operation extended by at least seven years.

Barite Hill

Reclamation continued on schedule at the mined-out Barite
Hill location near Augusta, Georgia. The project is expected to be completed in mid-1998.

     CONSOLIDATED BALANCE SHEETS
     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
SUBSIDIARIES
(Amounts Stated in Thousands of U.S. Dollars and Shares -
Unaudited)
ASSETS         March 31, 1997 December 31, 1996
Cash and cash equivalents     2,259     $ 6,960
Accounts receivable:
     Production     1,902          1,060
     Value added taxes   1,313     1,230
     Other          70   203
     Affiliated companies and related parties     343
345
Inventories:
     Ore in stockpiles and ore in process    4,073
3,317
     Supplies and materials, net   3,573     2,589
Prepaid expenses and other         544  551
          Total current assets     14,077    16,255
Restricted cash     457  805
Mineral properties at cost, net of accumulated depletion
     and allowance for impairment  42,845    43,678
Plants, buildings & equipment at cost, net of accumulated
     depreciation, amortization, & allowance for
impairment     60,918    62,307
Deferred loan costs and other assets at cost, net of
amortization        466  580
     Total Assets      $  118,763  $123,625
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable:
     Suppliers and contractors     $      2,647   $
4,071
     Other          2,950     2,475
     Related parties     1,265     790
Accrued interest payable 474  825
Accrued liabilities      2,703     3,011
Current portion of accrued mine reclamation costs 1,181
1,326
Current portion of long-term debt and deferred gain on
     gold loan of $685,000 and $568,000 at
     March 31, 1997 and December 31, 1996         15,010
13,497
     Total current liabilities          26,230    25,995

Long-term debt, less current portion    17,733    18,489
Accrued mine reclamation costs     1,536     1,517
Accrued interest payable      98   111
Convertible subordinated debentures     12,030    12,155
Due to related party     10,978    11,176
Deferred foreign exchange gain     285  161
Other                    1,193     1,149
     Total liabilities   70,083    70,753
Shareholders' equity
     Common shares, without par value, unlimited shares
authorized,
          129,955 and 129,837 shares issued and
outstanding, at
          at March 31, 1997 and December 31, 1996,
respectively   99,209    99,163
     Accumulated deficit from April 1, 1991
(50,529)  (46,291)
     Total shareholders' equity         48,680    52,872
Total liabilities and shareholders' equity        $
118,763         $    123,625


CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
SUBSIDIARIES
     (Amounts Stated in Thousands of U.S. Dollars and
Shares Except Per Share Amounts - Unaudited)

                    Three Months Ended  Three Months
Ended     Three Months Ended
                    March 31, 1997 September 30, 1996
March 31, 1996

Revenue:
     Net sales of precious metals and mineral products $
7,032          $3,640    $6,006
     Forward and future contract gains (losses), net
295       (75) (348)
                    7,327          3,565          5,658
Operating costs and expenses:
     Production costs    6,553          3,669     3,508
     Depreciation, depletion and amortization     2,467
1,426               2,718
     General and administrative    1,642          500
447
     Exploration costs        21        42             54
                         10,683         5,637
6,727

Operating loss      (3,356)        (2,072)   (1,069)

Other income (expense):
     Interest expense, net    (1,445)   (461)     (665)
     Cumulative translation adjustment  787       -
-
     Other, net
(136)                (10)               9
                         (794)          (471)     (656)
     Loss before income tax expense          (4,150)
(2,543)             (1,725)
     Income tax expense       (88) -    -
     Net  Loss      $(4,238)  $(2,543)  $(1,725)

     Loss per common share    $ (0.03)       $ (0.05)
$(0.03)
     Weighted average number of common
     shares outstanding  129,851        54,658
51,483








CONSOLIDATED STATEMENTS OF CASH FLOWS
     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
SUBSIDIARIES
     (Amounts Stated in Thousands of U.S. Dollars -
Unaudited)
                    Three     Three     Three
                    Months Ended   Months Ended   Months
Ended
                    March 31, 1997 September 30, 1996
March 31, 1996
Cash flows from operating activities:
     Net loss  $  (4,238)     $  (2,543)     $  (1,725)
     Adjustments to reconcile net loss to net cash
provided by
          (used in) operating activities:
          Amortization of deferred gain or loss on hedged
sales
               and gold loan conversion, net 255
293  (105)
          Depreciation, depletion, and amortization
2,462          1,426     2,718
          Mine reclamation costs accrued, net     (126)
(193)     (394)
          Amortization of deferred loan costs, net
117  99   161
          Decrease (increase) in amounts due from
affiliates     2         -         -
          Increase (decrease) in amounts due to
affiliates     (25)      -    -
          Decrease (increase) in current assets, net
(2,525)        1,205     (1,601)
          Increase (decrease) in current liabilities, net
(1,252)        (205)     (161)
          Changed in accrued interest non-current (239)
79   (862)
          Changed in amount due to related party       -
-         24
          Other          38        -         -
          Net cash (used in) provided by operating
activities          (5,531)        161  (1,945)
Cash flows from investing activities:
     Capital expended for mineral properties and plants,
          building and equipment   622  (936)     (9,693)
     Proceeds from sales of mining claims, equipment, and
inventory -    -         3
     Increase in other assets      (863)     (281)
-
          Net cash used in investing activities
(241)          (1,217)   (9,690)
Cash flows from financing activities:
     Borrowings     (289)     -    1,587
     Borrowings form related parties and affiliates
3,887     -    -
     Repayments of debt  (2,819)   -    (286)
     Proceeds from issuance of preferred shares   -    -
1,551
     Proceeds from issuance of common shares, net -    -
8,013
     Other               (56) -         -
          Net cash provided by financing activities
723  -         10,865
          Net decrease in cash and cash equivalents
(5,049)   (1,056)        (770)
Cash and cash equivalents at beginning of year
7,764          2,404          7,811
Cash and cash equivalents at end of year          2,715*
$  1,348*      $  7,041*
*Includes restricted cash of $457, $248, and $23 at March
31, 1997, September 30, 1996 and March 31, 1996,
respectively.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND
SUBSIDIARIES
(Amounts Stated in Thousands of U.S. Dollars - Unaudited)


                                   Common    Number of
Total
                              Number of Shares    Common
Common         Shareholders'
                              Common    Without   Shares
Shares    Accumulated    Equity
                              Shares    Par Value
Subscribed     Subscribed     Deficit   (Deficit)
Balances at June 30, 1995               41,559    $26,007
-    $          -   $ (28,634)     $ (2,627)
     Issuance of common shares for cash           8,095
6,574     -    -    -      $    6,574
     Issuance of common shares as payment of interest on
          3% convertible subordinated debentures
244  259  -    -    -       $       259
     Issuance of common shares upon conversion of
          3% convertible subordinated debentures
3,750     3,295     -    -    -     $    3,295
     Issuance of common shares for a mining lease
537  445  1,073     889  -      $    1,334
     Net loss            -    -    -    -    (6,666)    $
(6,666)
Balances at June 30, 1996               54,185    $36,580
1,073     $889 $ (35,300)     $    2,169

     Issuance of common shares upon conversion of
          3% convertible subordinated debentures
750  664  -    -    -         $       664
     Issuance of common shares as payment of interest of
          3% convertible subordinated debentures
119  104  -    -    -    $       104
     Issuance of common shares in exchange for
acquisition
          of subsidiaries               52,290    42,576
-    -    -     $  42,576
     Issuance of shares for cash             22,494
18,350    -    -    -    $  18,350
     Net loss       -    -    -    -    (10,991)
$(10,991)
Balances at December 31, 1996           129,837   $
98,274    1,073          $889 $ (46,291)     $  52,872

     Issuance of common shares as payment of interest on
3%
          convertible subordinated debentures
117  102  -    -    -    $      102
     Issuance of shares for cash             -    (56) -
-    -    $     (56)

     Net loss             -   -    -    -    $(4,238)
$(4,238)
Balances at March 31, 1997                   129,955
$98,320   1,073     $889 $ (50,529)     48,680